United States securities and exchange commission logo





                            February 19, 2021

       Kevin Morris
       Chief Financial Officer
       Future Acres, Inc.
       1438 9th Street
       Santa Monica, CA 90401

                                                        Re: Future Acres, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 29,
2021
                                                            File No. 024-11432

       Dear Mr. Morris:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Please revise the cover page to disclose that SI Securities, LLC will charge investors a non-refundable
transaction fee equal to 2% of the amount invested (up to $300) at the time of the subscription.
Ensure that the offering price reflects the actual amount that each investor must pay to
purchase each share of Series Seed Preferred Stock taking into account the transaction
fee. Confirm that the transaction fee will be included in the aggregate purchase
price paid by an investor when calculating the maximum amount nonaccredited investors
may invest under Rule 251(d)(2)(i)(C).
       Summary of the Offering, page 5

   2. Please disclose that the company has not yet generated any revenue and that there is substantial doubt
about the company   s ability to continue as a going concern.
 Kevin Morris
FirstName LastNameKevin  Morris
Future Acres, Inc.
Comapany19,
February   NameFuture
             2021     Acres, Inc.
February
Page 2 19, 2021 Page 2
FirstName LastName

3. Disclose the Conversion Price used to convert the Series Seed Preferred Stock into common stock. In addition, disclose that, upon the initial closing of the offering, 25% of the outstanding Class F Stock will automatically convert into a shadow series (Series Seed
         Shadow Stock) of the Series Seed Preferred Stock on a 1:1 basis. Compensation of Directors and Executive Officers, page 28

4. Please include the executive compensation paid for all executive officers who served in executive roles for the year ended 2020. In this regard we note that Ms. Reddy was hired as CEO in September, 2020. See Item 10 of Form 1-A.
Security Ownership or Management and Certain Security Holders, page 28

5. Please disclose the voting power of each of the shareholders based on their combined holdings in Class F Stock and common stock.
Interest of Management and Others in Certain Transactions, page 29

6. We note that between August 2019 and February 2020 you issued eleven promissory notes to related parties. To the extent material, please identify the related parties who received the promissory notes.
Exhibits

7. We note that your Exclusive Forum provision in the Subscription Agreement would not apply to the extent that its application would violate federal law. Please clarify whether the exclusive forum selection provision applies specifically to claims under the Securities
         Act and/or Exchange Act.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Kevin Morris
Future Acres, Inc.
February 19, 2021
Page 3

                                  Sincerely,
FirstName LastNameKevin Morris
                                  Division of Corporation Finance
Comapany NameFuture Acres, Inc.
                                  Office of Technology
February 19, 2021 Page 3
cc:       Andrew Stephenson
FirstName LastName